Mail Stop 4561

June 2, 2008

A. Dale Mayo
President and Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re: Access Integrated Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2008**
> **File no. 333-150661**
>
> **Form 10-Q for the quarterly period ended December 31, 2007**
> **Filed February 8, 2008**
> **File No. 000-51910**

Dear Mr. Mayo:

We have limited our review of the filings noted above to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   You currently have several outstanding effective registration statements. In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise the cover page of the registration statement to reference concisely your concurrent offerings.

Cover Page

2.   Use of the term "kicker shares" on the cover page and in the summary is inconsistent with Rule 421(d), which requires that registrants avoid the use of legal jargon in the forepart of the prospectus. Either provide a brief definition of the term on the cover page and in the summary of the prospectus or delete the term.

Selling Stockholders, page 15

3.   Please describe in materially complete terms the transactions whereby the shares to be resold by the selling shareholders were issued. Please discloses the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

4.   For each selling security holder that is a legal entity, please ensure that your document discloses the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

5.   Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Item 17. Undertakings, page II-3

6.   It does not appear as though Item 512(i) of Regulation S-K is applicable to this
        transaction. Please advise.

Signatures

7.   Your Form S-3 must be signed by your controller or principal accounting officer. See
        Instruction 1 to Signatures in the Form S-3. If one person acts in both of these
        capacities, you must indicate on the signature page all of the capacities in which the
        person is signing the Form S-3. Please revise.

Form 10-Q for the Quarterly Period ended December 31, 2007

Controls and Procedures, page 29

8.   In expressing your conclusions regarding the effectiveness of your "disclosure
        controls and procedures," you recite only a portion of that term as defined in Rule
        13a-15(e). In your response letter, please indicate whether the evaluation of
        effectiveness was conducted with respect to the complete definition, rather than only
        the portion of the definition that you recite in this section. In future filings, please tie
        the effectiveness conclusion to the definition of disclosure controls and procedures set
        out in Rule 13a-15(e), or recite the entire definition.

                        *   *   *   *   *

        As appropriate, please amend your registration statements in response to these
comments. Your responsive amendments should also include marked copies of the amended
filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such
as those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all the facts relating to a company's disclosure, they are responsible for the accuracy and
adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 808-7897

Jonathan K. Cooperman, Esq.
Carol W. Sherman, Esq.
Kelley Drye & Warren LLP
Telephone: (212) 808-7800